Share Purchase and Transfer Agreement

by and between

1. **Affinitas Phantom Share GmbH,**
a limited liability company under the laws of Germany, registered with the commercial register of the local court of Charlottenburg under HRB 140967,

- "APS GmbH" -

and

2. **Rocket Internet SE,**
a European stock corporation under the laws of Germany, registered with the commercial register of the local court of Charlottenburg under HRB 165662 B,

- "Rocket Internet" -

- APS GmbH and Rocket Internet
individually a "Party" and collectively the "Parties" -

and

3. **Lukas Brosseder,**
born on 5 January 1982, resident at Buchholzer Str. 8, 10437 Berlin, Germany

- "LB" -

and

4. **David Khalil,**
born 26 June 1982, resident at Bergstücker Str. 24, 14109 Berlin

- "DK" -

Recitals

(1) APS GmbH's registered share capital (*Stammkapital*) amounts to EUR 25,000.00 and is divided into 25,000.00 shares, each with a nominal value of EUR 1.00. The registered share capital is held by the company's shareholders as set forth in the most recent shareholders' list recorded in the commercial register of the Company, a copy of which is attached hereto as **Annex R(1)**. Rocket Internet, LB and DK are the sole shareholder of APS GmbH. Rocket Internet currently holds 8,588 shares in APS GmbH, i.e. 34.35 % of the APS GmbH's entire share capital. Rocket Internet intends to withdraw as shareholder of APS GmbH.

(2) Therefore, Rocket Internet intends to sell and transfer to APS GmbH and APS GmbH intends to buy and acquire from Rocket Internet all shares held in APS GmbH by Rocket Internet. The Parties, LB and DK are parties to the Shareholders' Agreement relating to the APS GmbH dated 3 and 4 May 2013, Annex B to deed-roll no. PW 45/2013 of the notary Dr. Peter Wessels, Berlin (the "Shareholders' Agreement APS GmbH").

(3) APS GmbH initially held 15.025 shares in Affinitas GmbH, formerly registered with the commercial register of the local court of Charlottenburg under HRB 115958 B ("Affinitas GmbH"). Affinitas GmbH founded Spark Networks SE, which is a European stock corporation (*Societas Europeae*), registered with the commercial register of the local court of Munich under registration HRB 232591 (the "Company"). The shareholders of Affinitas GmbH, *inter alia* APS GmbH, contributed all shares in Affinitas GmbH into the Company by way of a share swap pursuant to the Share Contribution and Transfer Agreement dated 25 October 2017, deed-roll no. 2348/2017 of the notary Prof. Dr. Dieter Mayer, Munich (the "Share Swap"). In the course of the Share Swap, APS GmbH received new shares in the Company as well as a consideration in cash amounting to EUR 1,641,293.00 which is due for payment as per 31 March 2018 ("APS Cash Consideration").

(4) The current share capital (*Grundkapital*) of the Company amounts to EUR 1,316,866.00 and is devided into 1,316,866 registered no-par value shares. APS GmbH currently holds 277,805 shares in the Company.

(5) In consideration for the Transferred APS Shares, APS GmbH intends to sell and transfer to Rocket Internet, and Rocket Internet intends to buy and acquire from APS GmbH such number of shares in the Company which represent the shareholding of Rocket Internet in APS GmbH ("Share Entitlement Rocket"). The Share Entitlement Rocket comprises the following aspects:

   a. The Shares in Affinitas GmbH qualified to different levels of the liquidation and sale preference pursuant to Sec. 7 of the Shareholders' Agreement APS GmbH ("Existing APS Payment Scheme"). In order to settle the 2nd and 4th Level of the Existing APS Payment Scheme, APS GmbH intends to transfer to Rocket Internet shares in the Company which represent the proportionate shareholding of 34.35 % held by Rocket Internet in APS GmbH ("Share Entitlement Rocket to Proportionate Shareholding").

   b. Pursuant to the settlement agreement dated 3 and 4 May 2013, Annex C to deed-roll no. PW 45/2013 of the notary Dr. Peter Wessels, Berlin, a remaining purchase price

claim of Rocket Internet towards APS GmbH was deferred in the amount of EUR 1,531,542.00 and in the amount of EUR 212,850.00 and bears interest at a rate of 0.5% p.a. on the basis of actual days elapsed/360 day year (the "Shareholder Loan Rocket"). Including all interest accrued as of 01 November 2017 the Shareholder Loan Rocket amounts to EUR 1,575,071.00. It is agreed by the Parties, DK and LB that the amount of the Shareholder Loan Rocket shall also be settled by the transfer of the shares in the Company which economically represent the Shareholder Loan Rocket pursuant to the Stock Price of the Company's shares ("Share Entitlement Rocket to Shareholder Loan", collectively with the Share Entitlement Rocket to Proportionate Shareholding referred to as the "Preliminary Share Entitlement Rocket"). "Stock Price" shall be calculated by the price per share within the Share Swap.

c. The Preliminary Share Entitlement Rocket shall be reduced by such number of shares in the Company which represents the tax levy at the level of APS GmbH due to the transfer of the Preliminary Share Entitlement Rocket pursuant to the Stock Price of the Company's shares as defined above ("Tax Shares Rocket").

d. The total number of shares transferred to Rocket Internet, i.e. the Preliminary Share Entitlement Rocket reduced by the Tax Shares Rocket, shall be referred to as the "Transferred Spark Shares".

(6) Pursuant to Sec. 12.1 and Sec. 10.4 of the APS GmbH's articles of association, the intended transfer of the Transferred APS Shares and the transfer of the Transferred Spark Shares requires the prior consent of the shareholders' meeting of APS GmbH. Rocket Internet, LB and DK have already agreed to the transfer of the Transferred APS shares and the Transferred Spark Shares pursuant to the shareholders' resolution attached hereto as **Annex R(6)**.

(7) Therefore, the Parties, DK and LB intend to settle their respective obligations with respect to the shareholding in APS GmbH, in particular with respect to the APS Cash Consideration as well as by transferring the Transferred APS Shares and the Transferred Spark Shares respectively.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1. Sale and Transfer of the Transferred APS Shares

1.1 Rocket Internet hereby sells (*verkaufen*) and transfers *in rem* (*dingliche Übertragung)* to APS GmbH 8,588 shares in APS GmbH with the consecutive numbers 1 to 7,044 (including) and 23,457 to 25,000 (including) (the "Transferred APS Shares").

1.2 The Transferred APS Shares are sold and transferred including all rights and obligations pertaining thereto, in particular, if any, any rights to receive dividends or other profit distributions for the current fiscal year and, if any, for previous fiscal years which have not been declared or distributed.

2. Consideration from APS GmbH; Settlement of Shareholder Loan Rocket; Sale and Transfer of the Transferred Spark Shares

2.1 As consideration for the Transferred APS Shares, APS GmbH hereby sells (*verkauft*) and transfers *in rem* (*dingliche Übertragung*) to Rocket Internet in total 103,567 shares in the Company (the "Transferred Spark Shares").

2.2 The Transferred Spark Shares equals such proportion of shares in the Company which represents the economic entitlement of Rocket Internet in APS GmbH. The Parties agree to the calculation of the Transferred Spark Shares as attached hereto in **Annex (2.2)**. It is agreed by the Parties, DK and LB that the amount of the Shareholder Loan Rocket including all interest accrued thereon is included in the calculation of the Transferred Spark Shares and therefore all payments resulting from the Shareholder Loan Rocket are settled by the transfer of the Transferred Spark Shares. No further legal obligations result from the Shareholder Loan Rocket to any of the Parties, DK or LB.

2.3 The Transferred Spark Shares are sold and transferred including all rights and obligations pertaining thereto, in particular, if any, any rights to receive dividends or other profit distributions for the current fiscal year and, if any, for previous fiscal years which have not been declared or distributed.

3. APS Cash Consideration

3.1 APS GmbH undertakes to pay to Rocket Internet such proportion of the APS Cash Consideration which corresponds to the proportional shareholding of Rocket Internet in APS GmbH, i.e. 34.35% of the APS Cash Consideration. Such sum shall be reduced by the tax levy which will derive from the APS Cash Consideration at the level of APS GmbH. The parties agree to the calculation as attached hereto in **Annex (3.1)**. Therefore, APS GmbH undertakes to pay to Rocket Internet in total EUR 555,327.52 ("Rocket Cash Consideration").

3.2 The Rocket Cash Consideration shall be due within 5 bank working days (Berlin, Germany) from the day the APS Cash Consideration has been credited to the bank account of APS GmbH.

Rocket Internet undertakes to inform APS GmbH by email on its account and payment details at least 3 bank working days (Berlin, Germany) in advance.

4. Sellers' Guarantees

4.1 Rocket Internet hereby guarantees as seller with respect to the Transferred APS Shares and APS GmbH hereby guarantees as seller with respect to the Transferred Spark Shares, each in the form of an independent guarantee pursuant to Sec. 311 (1) German Civil Code *vis-à-vis* the respective buyer that the following statements are true and correct on the date of this agreement. The Parties agree that the following guarantees neither are guarantees relating to the quality of the item pursuant to Sec. 443, 444 German Civil Code (*Beschaffenheitsgarantien*), nor constitute agreements relating to the quality of the item pursuant to Sec. 434 (1) sent. 1 German Civil Code (*Beschaffenheitsvereinbarungen*) and that Sec. 444 German Civil Code shall not be applicable.

4.1.1 The information set forth in Recitals Sec. R(1) through R(5) (including Annex R(1)) is true and correct.

4.1.2 The respective seller may freely dispose of the respective shares.

4.1.3 The Transferred APS Shares and the Transferred Spark Shares have been validly issued to the respective seller in compliance with all applicable laws and have been fully paid up, either in cash or in kind, and have not been repaid or returned in any way. There are no obligations to make any further contributions (*Nachschusspflichten*) to the respective shares.

4.1.4 The respective seller holds full and unrestricted title to the respective shares. Other than as contemplated under the articles of association pertaining to the Company and APS GmbH and the Shareholders' Agreement APS GmbH, the shares are not subject to any (i) pledges, charges, encumbrances, statutory liens or third party rights, (ii) attachments (*Pfändungen*), (iii) trust arrangements (*Treuhandverhältnisse*), silent partnerships (*stille Beteiligungen*), sub-participations (*Unterbeteiligungen*) or similar arrangements, (iv) sale, disposal, option or transfer agreements or pre-emptive rights, (v) voting agreements, (vi) agreements obliging the Sellers to perform any of the aforementioned measures, or (vii) shareholders' resolutions providing for their redemption (*Einziehung*) or similar measures.

4.2 Subject to the representations expressly contained in this agreement, the respective buyer agrees to accept the shares in the condition they are in on the date of this agreement, based upon their own inspection, examination and determination with respect thereto, without reliance upon any express or implied representations or warranties of any nature. The respective buyer explicitly acknowledges that the respective seller makes no representations, warranties or guarantees and assumes no disclosure or similar obligations in connection with this agreement and the transactions contemplated hereby, except as expressly set forth in this agreement.

5. Remedies for Breaches of Sellers' Guarantees

5.1 In the event of a breach of any of the guarantees pursuant to Sec. 3, the respective seller in breach of the relevant guarantee shall put the respective buyer in the position it would be in if the respective guarantee had not been breached (*Naturalrestitution*). If the respective seller is unable to achieve this position within thirty (30) days after having been notified by the respective Buyer of the breach in writing, the respective buyer may claim for monetary damages (*Schadensersatz in Geld*).

5.2 The statutory limitations pursuant to Sec. 442 (1) German Civil Code (*Bürgerliches Gesetzbuch*) and Sec. 377 German Commercial Code (*Handelsgesetzbuch*) shall not apply.

5.3 All claims for the breach of a guarantee pursuant to this Sec. 5 shall become time-barred sixty (60) months after the date of this agreement. Sec. 203 German Civil Code shall not apply.

5.4 The Parties agree that the rights and remedies with respect to the breach of a guarantee are limited to the rights and remedies pursuant to this Sec. 5. The respective buyer hereby waives any claims under statutory representations and warranties (Sec. 434 et seq. German Civil Code), irrespective of whether any defects (*Mängel*) exist on the date of this agreement, and any claims related to statutory contractual or pre-contractual obligations (Sec. 280 to 282, 311 German Civil Code), frustration of contract (Sec. 313 German Civil Code) or tort (Sec. 823 et seq. German Civil Code) are excluded to the extent legally permissible. The respective buyer shall not have any right to rescind, cancel or otherwise terminate this agreement or exercise any right or remedy which would have a similar effect.

5.5 Notwithstanding anything to the contrary herein, nothing in this agreement shall have the effect of limiting any liability of the respective seller arising from misconduct (*Vorsatz*) or fraudulent misrepresentation (*arglistige Täuschung*).

6. Cancellation of the Shareholders' Agreement APS GmbH

6.1 With the exception of Sec. 9 of the Shareholders' Agreement APS GmbH, the Parties, DK and LB herewith mutually cancel the Shareholders' Agreement APS GmbH with immediate effect.

6.2 The Parties, DK and LB agree that no payments made on the basis of the Shareholders' Agreement APS GmbH shall be claimed back because of the cancellation or for any other reason.

7. Transaction Structure

7.1 **Purchase Entirely for Own Account.** The Transferred Spark Shares are being acquired by Rocket Internet for investment for its own account not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and Rocket Internet has no present intention of selling, granting any participation in, or otherwise distributing the same. The acquisition by Rocket Internet of the Transferred Spark Shares constitutes Rocket Internet's

confirmation of the representation that Rocket Internet does not have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participations to such person or entity, with respect to any of the Transferred Spark Shares.

7.2 **Private Resale.** The Parties acknowledge and agree that the transactions contemplated by this Agreement respect to the Transferred Spark Shares constitute private resale transaction that is exempt under the Securities Act of 1933, as amended (the "Securities Act"). The Parties acknowledge and agree that the Transferred Spark Shares also constitute the pro rata ownership percentage in APS GmbH. APS GmbH is selling the Transferred Spark Shares for its own account only and not with a view to, or for sale in connection with, a distribution of the Transferred Spark Shares within the meaning of the Securities Act. No portion of the consideration for the Transferred Spark Shares will be received indirectly by the Company. APS GmbH (a) is a sophisticated entity familiar with transactions similar to those contemplated by this Agreement, (b) has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Transferred Spark Shares, (c) has independently and without reliance upon Rocket Internet or any affiliate or agent thereof, and based on such information and the advice of such advisors as APS GmbH has deemed appropriate, made its own analysis and decision to enter into this Agreement. APS GmbH acknowledges that none of Rocket Internet or its affiliates or agents is acting as a fiduciary or financial or investment adviser to APS GmbH, and has not given APS GmbH any investment advice, opinion or other information on whether the sale of the Transferred Spark Shares is prudent. APS GmbH acknowledges that (i) Rocket Internet currently may have, and later may come into possession of, information with respect to the Company that is not known to APS GmbH and that may be material to a decision to sell the Transferred Spark Shares ("APS GmbH Excluded Information"), (ii) APS GmbH has determined to sell the Transferred Spark Shares notwithstanding its lack of knowledge of the APS GmbH Excluded Information and (iii) none of Rocket Internet nor its affiliates or agents shall have any liability to APS GmbH, and APS GmbH waives and releases any claims that it might have against Rocket Internet or its affiliates or agents whether under applicable securities laws or otherwise, with respect to the nondisclosure of the APS GmbH Excluded Information in connection with the purchase and sale of the Transferred Spark Shares. APS GmbH understands that Rocket Internet and its affiliates and agents will rely on the accuracy and truth of the foregoing representations, and APS GmbH hereby consents to such reliance.

7.3 **Accredited Investor; Investment Experience.** Rocket Internet is an "accredited investor" within the meaning of Securities and Exchange Commission Rule 501 of Regulation D under the Securities Act, as presently in effect. Rocket Internet acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Transferred Spark Shares. Rocket Internet acknowledges that any investment in the Transferred Spark Shares involves a high degree of risk, and represents that it is able, without materially impairing its financial condition, to hold the Transferred Spark Shares for an indefinite period of time and to suffer a complete loss of its investment. Rocket Internet (a) is a sophisticated entity familiar with transactions similar to those contemplated

by this Agreement, (b) has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the purchase of the Transferred Spark Shares, (c) has independently and without reliance upon APS GmbH or any affiliate or agent thereof, and based on such information and the advice of such advisors as Rocket Internet has deemed appropriate, made its own analysis and decision to enter into this Agreement. Rocket Internet acknowledges that none of APS GmbH or its affiliates or agents is acting as a fiduciary or financial or investment adviser to Rocket Internet, and has not given Rocket Internet any investment advice, opinion or other information on whether the purchase of the Transferred Spark Shares is prudent. Rocket Internet acknowledges that (i) APS GmbH currently may have, and later may come into possession of, information with respect to the Company that is not known to Rocket and that may be material to a decision to purchase the Transferred Spark Shares ("Rocket Excluded Information"), (ii) Rocket Internet has determined to purchase the Transferred Spark Shares notwithstanding its lack of knowledge of the Rocket Excluded Information and (iii) none of APS GmbH or its affiliates or agents shall have any liability to Rocket Internet, and Rocket Internet waives and releases any claims that it might have against APS GmbH or its affiliates or agents whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Rocket Excluded Information in connection with the purchase and sale of the Transferred Spark Shares. Rocket Internet understands that APS GmbH and its affiliates and agents will rely on the accuracy and truth of the foregoing representations, and Rocket Internet hereby consents to such reliance.

7.4 **Limitations on Disposition.** Rocket Internet acknowledges that the Transferred Spark Shares must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available. Rocket Internet is aware of the provisions of Rule 144 promulgated under the Securities Act which permit limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including among other things, the existence of a public market for the shares, the availability of certain current public information about the Company, the resale occurring not less than six months after a party has purchased and paid for the security to be sold, the sale being effected through a "broker's transaction" or in transactions directly with a "market maker" and the number of shares being sold during any three-month period not exceeding specified limitations. Rocket Internet further acknowledges and understands that the Company may not be satisfying the current public information requirement of Rule 144 at the time Rocket Internet wishes to sell the Transferred Spark Shares, and that, in such event, Rocket Internet may be precluded from selling such securities under Rule 144, even if the other requirements of Rule 144 have been satisfied. Rocket Internet acknowledges that, in the event all of the requirements of Rule 144 are not met, registration under the Securities Act or an exemption from registration will be required for any disposition of the Transferred Spark Shares. For the foregoing reasons, Rocket Internet understands that any certificate held by Rocket Internet with respect to the Transferred Spark Shares may bear a restrictive legend identifying the limitations on disposition described above.

8. Miscellaneous

8.1 Exclusive place of performance (*Erfüllungsort*) for any and all rights pursuant to, in connection with or arising, directly or indirectly, from this agreement, shall be Berlin (Germany).

8.2 Exclusive place of jurisdiction for all disputes arising under or in connection with this agreement is Berlin (Germany).

8.3 As of the date of this agreement, in respect of the Transferred APS Shares and in respect of the Transferred Spark Shares, the respective buyer is hereby authorized by the respective seller to participate and vote in shareholders' meetings of the Company and/or APS GmbH with respect to the transferred shares and resolve on any matter whatsoever, even before the new shareholders' list is recorded in the commercial register of the Company and/or APS GmbH. Upon request of one Party, the Parties agree to issue this power of attorney on a separate document.

8.4 This agreement contains the entire agreement between the Parties, DK and LB on the subject of this agreement. There are no ancillary agreements.

8.5 Amendments and supplements to this agreement as well as the waiver of any rights under this agreement must be in writing or, if required by law, recorded by notary in order to be valid. This also applies to any amendment to, or cancellation of, this written form clause.

8.6 Should a provision of this agreement or a provision subsequently included in this agreement be or become null and void in whole or in part, or should an unintended gap in this agreement become evident, this does not affect the validity of the remaining provisions. *In lieu* of the null and void provision, or in order to fill the unintended gap, such valid and practicable regulation shall be deemed to have been agreed between the Parties that in legal and economic terms comes closest to what the Parties intended or would have intended in accordance with the spirit and purpose of this agreement if they had considered the relevant aspect when entering into this agreement.

8.7 The costs for the notarization of this Agreement shall be equally split to the Parties. Any other costs and expenses shall be borne by the Party commissioning the relevant costs and expenses.

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